Filed by Wejo Group Limited

pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: Virtuoso Acquisition Corp.

SEC File No.: 001-39913

Date: November 4, 2021

Wejo Hella Partnership Transcript

Dominik Hess [00:00:03] Hella is one of the world's leading automotive suppliers specializing in innovative lighting systems and vehicle electronics.

Thorsten Reitz [00:00:11] Additionally, Hella is an important partner to the aftermarket and also develops manufacturers and sells lighting and electronic products for specialist vehicles.

Dominik Hess [00:00:22] Hella has a rich history of innovation and industry firsts, spending over 100 years. And today, Hella is investing in the future of automotive technology such as e-mobility, autonomous driving software and digital lighting.

Sarah Larner [00:00:38] The partnership between Hella and Wejo demonstrates the clear synergies between both companies and is testament to how connected vehicle data is already transforming the vehicles we use, how we use them and how we maintain them.

Feda Abidrabbu [00:00:53] Everyone at Wejo is hugely excited and proud to partner with Hella together through close collaboration. We are at the forefront of the mobility revolution and make huge steps every day to make all journeys across the globe safer, smarter and more sustainable.

Dominik Hess [00:01:11] Hella Guttman is a subsidiary of Hella with a product range, featuring professional equipment like diagnostic tools, data products and services for the independent automotive aftermarket.

Thorsten Reitz [00:01:23] More than 45000 workshops worldwide. Use Hella Guttman's efficient tools and support to maintain or increase competitiveness

Feda Abidrabbu [00:01:32] educational institutions, automotive lasers and Europe's largest mobility service provider also rely on the target oriented expertize, covering over 35000 vehicle models

Dominik Hess [00:01:44] from diagnostics and technical solutions to workshop equipment for vehicle and system testing, adjustment and calibration. Hella Guttman understands the car like no other and is uniquely placed to turn this expertize into multi-brand, highly usable products and services

Chris Hasenbein [00:02:02] in an ever changing world where vehicle technology, diversity and complexity all continue to progress at pace. Hella Guttmann remains at the forefront of diagnostic and technical data driven innovations in the independent aftermarket.

Thorsten Reitz [00:02:16] Out of this core business, Hella Guttmann is now developing new smart, data driven digital business models such as over the air at diagnosis, cloud based data on demand services and more catering to new customer groups.

Dominik Hess [00:02:33] Our new products, like the just launched Mega Max X, provides new digitalized customer experiences that are pushing the independent automotive aftermarket forward. Meanwhile, due to our new innovative diagnostic and technical data as a service and software as a service products, we have become an interesting partner for telematics, fleet management, insurance companies and, of course, Wejo.

Chris Hasenbein [00:02:58] The link between Wejo and Hella Guttman is very relevant in the aftermarket diagnostic, roadside assistance and connected vehicle sectors

Feda Abidrabbu [00:03:06] with Hella Gutmann. There are several promising use cases early and proactive real time notification of potential issues with the vehicle health

Thorsten Reitz [00:03:16] ensuring the right parts are ordered and fitted. Improved calibration and testing of advanced components.

Dominik Hess [00:03:24] Relevant vehicle health information and recommendations in order to make the right operational decisions.

Thorsten Reitz [00:03:32] Vehicle data as many uses for independent workshops. Vehicle owners and business fleets, just to name a few.

Sarah Larner [00:03:40] Imagine a world where a malfunction in your car is announced and you can take preventative action instead of being stranded or where a problem has occurred. The mechanic already has the information they need to identify, diagnose and repair the issue swiftly and accurately, minimizing the time your car is off the road or preventing additional expenditures.

Chris Hasenbein [00:04:03] Connected vehicle data may also help when it's your time to sell the car. These are just some examples of the services and efficiencies across the entire vehicle lifecycle that our partnership with Hella Guttmann aims to unlock.

Dominik Hess [00:04:14] Our partnership is already bearing fruit with the Hella and Wejo teams collaborating closely on R&D, co-creating exciting new products that utilize Hella Guttmann services

Chris Hasenbein [00:04:26] for Wejo, Hella and Hella Guttmann. This is just the start from e-mobility and accelerating the road to electrification through digitization of the vehicle ever more intelligent sensors. Hella and Wejo are committed to enhancing safety, reducing emissions and improving the driver experience through advancing technology and product innovation.

Dominik Hess [00:04:47] Hella Guttmann will enhance Wejo's rollout of remote diagnostic services and technical data capabilities, revolutionizing the way in which consumers, businesses, dealerships and independent work. Shops maintain vehicle health and residual value

Sarah Larner [00:05:05] at the same time, we Wejo's expertize and OEM partnerships will also help extend and enhance Hella Gutmann products and services market coverage and provide a great basis to explore new data driven business models with new partners.

Feda Abidrabbu [00:05:22] It is a win win win for Wejo, Hella, Hella Guttman and the entire mobility ecosystem. Our partnership enables us to bring new products and services to market faster and more effectively across the full connected vehicle data supply chain to benefit OEMs and the wider mobility ecosystem.

Dominik Hess [00:05:42] Innovation will always be at the heart of our collaboration with a clear target to move the boundaries of the connected car sector.

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Forward-Looking Statements.

This communication includes “forward-looking statements” within the meaning of the “safe harbor” provisions of the United States Private Securities Litigation Reform Act of 1995. These forward-looking statements are provided for illustrative purposes only and are not intended to serve as, and must not be relied on by any investor as, a guarantee, an assurance, a prediction or a definitive statement of fact or probability. Virtuoso Acquisition Corp.’s (“Virtuoso”) and Wejo Limited’s, a private limited company incorporated under the laws of England and Wales with company number 08813730 (“Wejo”) actual results may differ from their expectations, estimates, and projections and, consequently, you should not rely on these forward-looking statements as predictions of future events. Words such as “expect,” “estimate,” “project,” “budget,” “forecast,” “anticipate,” “intend,” “plan,” “may,” “will,” “could,” “should,” “believes,” “predicts,” “potential,” “continue,” and similar expressions (or the negative versions of such words or expressions) are intended to identify such forward-looking statements. These forward-looking statements include, without limitation, Virtuoso’s and Wejo’s expectations with respect to future performance and anticipated financial impacts of the proposed business combination, the satisfaction or waiver of the closing conditions to the proposed business combination, and the timing of the completion of the proposed business combination.

These forward-looking statements involve significant risks and uncertainties that could cause the actual results to differ materially, and potentially adversely, from those expressed or implied in the forward-looking statements. Most of these factors are outside Virtuoso’s and Wejo’s control and are difficult to predict. Factors that may cause such differences include, but are not limited to: (i) the occurrence of any event, change, or other circumstances that could give rise to the termination of the Agreement and Plan of Merger (the “Merger Agreement”); (ii) the outcome of any legal proceedings that may be instituted against Virtuoso, Wejo Group Limited, a company incorporated under the laws of Bermuda (the “Company”) and/or Wejo following the announcement of the Merger Agreement and the transactions contemplated therein; (iii) the inability to complete the proposed business combination, including due to failure to obtain approval of the stockholders of Virtuoso, certain regulatory approvals, or the satisfaction of other conditions to closing in the Merger Agreement; (iv) the occurrence of any event, change, or other circumstance that could give rise to the termination of the Merger Agreement or could otherwise cause the transaction to fail to close; (v) the impact of the COVID-19 pandemic on Wejo’s business and/or the ability of the parties to complete the proposed business combination; (vi) the inability to obtain or maintain the listing of the Company’s common shares on the Nasdaq Stock Market following the proposed business combination; (vii) the risk that the proposed business combination disrupts current plans and operations as a result of the announcement and consummation of the proposed business combination; (viii) the ability to recognize the anticipated benefits of the proposed business combination, which may be affected by, among other things, competition, the ability of Wejo to grow and manage growth profitably, and retain its key employees; (ix) costs related to the proposed business combination; (x) changes in applicable laws or regulations; and (xi) the possibility that Wejo, Virtuoso or the Company may be adversely affected by other economic, business, and/or competitive factors. The foregoing list of factors is not exclusive. Additional information concerning certain of these and other risk factors is contained in Virtuoso’s most recent filings with the SEC and is contained in the Company’s preliminary Form S-4 (the “Form S-4”), which was filed on July 16, 2021 (as amended on September 7, 2021, October 1, 2021, October 7, 2021 and October 18, 2021), and thereafter declared effective on October 22, 2021, including the definitive proxy statement/prospectus filed on October 22, 2021 in connection with the proposed business combination. All subsequent written and oral forward-looking statements concerning Virtuoso, Wejo or the Company, the transactions described herein or other matters and attributable to Virtuoso, the Company or any person acting on their behalf are expressly qualified in their entirety by the cautionary statements above. Readers are cautioned not to place undue reliance upon any forward-looking statements, which speak only as of the date made. Each of Virtuoso, Wejo and the Company expressly disclaims any obligations or undertaking to release publicly any updates or revisions to any forward-looking statements contained herein to reflect any change in their expectations with respect thereto or any change in events, conditions, or circumstances on which any statement is based, except as required by law.

No Offer or Solicitation.

This communication is not a proxy statement or solicitation of a proxy, consent, or authorization with respect to any securities or in respect of the proposed business combination and shall not constitute an offer to sell or a solicitation of an offer to buy the securities of Virtuoso, the Company or Wejo, nor shall there be any sale of any such securities in any state or jurisdiction in which such offer, solicitation, or sale would be unlawful prior to registration or qualification under the securities laws of such state or jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended, or exemptions therefrom.

Important Information About the Proposed Business Combination and Where to Find It.

In connection with the proposed business combination, a preliminary registration statement on Form S-4 was filed by the Company with the SEC on July 16, 2021 (as amended on September 7, 2021, October 1, 2021, October 7, 2021 and October 18, 2021), which was thereafter declared effective on October 22, 2021. The Form S-4 included preliminary proxy statements to be distributed to holders of Virtuoso’s common stock in connection with Virtuoso’s solicitation for proxies for the vote by Virtuoso’s stockholders in connection with the proposed business combination and other matters as described in the Form S-4, as well as a prospectus of the Company relating to the offer of the securities to be issued in connection with the completion of the business combination. Virtuoso, Wejo and the Company urge investors, stockholders and other interested persons to read the Form S-4, including the proxy statement/prospectus incorporated by reference therein, as well as other documents filed with the SEC in connection with the proposed business combination, as these materials contain important information about Wejo, Virtuoso, and the proposed business combination. Such persons can also read Virtuoso’s final prospectus dated January 21, 2021 (SEC File No. 333-251781), for a description of the security holdings of Virtuoso’s officers and directors and their respective interests as security holders in the consummation of the proposed business combination. After the Form S-4 was declared effective, the definitive proxy statement/prospectus was mailed to Virtuoso’s stockholders as of a record date of October 14, 2021 for voting on the proposed business combination. Stockholders are also be able to obtain copies of such documents, without charge, at the SEC’s website at www.sec.gov, or by directing a request to: Virtuoso Acquisition Corp., 180 Post Road East, Westport, CT 06880, or (203) 227-1978. These documents can also be obtained, without charge, at the SEC’s web site (http://www.sec.gov).

INVESTMENT IN ANY SECURITIES DESCRIBED HEREIN HAS NOT BEEN APPROVED OR DISAPPROVED BY THE SEC OR ANY OTHER REGULATORY AUTHORITY NOR HAS ANY AUTHORITY PASSED UPON OR ENDORSED THE MERITS OF THE OFFERING OR THE ACCURACY OR ADEQUACY OF THE INFORMATION CONTAINED HEREIN. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

Participants in the Solicitation.

Virtuoso, Wejo, the Company and their respective directors, executive officers and other members of their management and employees, under SEC rules, may be deemed to be participants in the solicitation of proxies of Virtuoso’s stockholders in connection with the proposed business combination. Investors and security holders may obtain more detailed information regarding the names, affiliations and interests of Virtuoso’s directors and executive officers in Virtuoso’s final prospectus dated January 21, 2021 (SEC File No. 333-251781), which was filed with the SEC on January 26, 2021. Information regarding the persons who may, under SEC rules, be deemed participants in the solicitation of proxies of Virtuoso’s stockholders in connection with the proposed business combination is set forth in the definitive proxy statement/prospectus for the proposed business combination. Information concerning the interests of Virtuoso’s and Wejo’s participants in the solicitation, which may, in some cases, be different than those of Virtuoso’s and Wejo’s equity holders generally, is set forth in the definitive proxy statement/prospectus relating to the proposed business combination.